Information about the Covered Individuals

The following information is set forth below with respect to the Covered Individuals. Each of the Covered Individuals serves as a member of the Board. Martin S. Brown, Jr., in his role as Chairman, serves as the sole officer of the General Partner.

Name	Principal Occupation	Name/Address of Employer	Principal Business
George Garvin Brown, IV	Private Investor	c/o The Glenview Trust Company 5900 U.S. Highway 42 Louisville, Kentucky 40241 Attention: Katelyn Brown Goebel, Esq.	Private Investing
Martin S. Brown, Jr.	Attorney	Adams and Reese LLP c/o The Glenview Trust Company 5900 U.S. Highway 42 Louisville, Kentucky 40241 Attention: Katelyn Brown Goebel, Esq.	Law Firm
Garvin B. Deters	Private Investor	c/o The Glenview Trust Company 5900 U.S. Highway 42 Louisville, Kentucky 40241 Attention: Katelyn Brown Goebel, Esq.	Private Investing
Sara B. Fleishman	Market Manager	Brown-Forman Corporation c/o The Glenview Trust Company 5900 U.S. Highway 42 Louisville, Kentucky 40241 Attention: Katelyn Brown Goebel, Esq.	Manufacturing, Marketing, Distilling & Selling Wine and Spirits
Sandra A. Frazier	Founding and Managing Member, Tandem Public Relations	Tandem Public Relations, LLC c/o The Glenview Trust Company 5900 U.S. Highway 42 Louisville, Kentucky 40241 Attention: Katelyn Brown Goebel, Esq.	Public Relations and Communications Client Consulting
Augusta W. Brown	Private Investor	c/o The Glenview Trust Company 5900 U.S. Highway 42 Louisville, Kentucky 40241 Attention: Katelyn Brown Goebel, Esq.	Private Investing
W. Austin Musselman, Jr.	Private Investor	c/o The Glenview Trust Company 5900 U.S. Highway 42 Louisville, Kentucky 40241 Attention: Katelyn Brown Goebel, Esq.	Private Investing